UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ No. 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 22, 2021

1.       DATE, TIME AND VENUE: on April 22, 2021, at 10:00 a.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Attachment A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.       BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL AND ATTENDANCE: Call held pursuant to the terms of paragraphs one and two of article 14 of the Company’s Articles of Incorporation. All members of the Company’s Board of Directors attended the meeting: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4.       AGENDA: To resolve on (i) the holding, as well as the terms and conditions, of the 2nd (second) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company, in the total amount of R$ 1,200,000,000.00 (one billion and two hundred million Reais) (“Debentures” and “Issuance”, respectively), for public distribution with restricted efforts pursuant to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended ( “Restricted Offering” and “CVM Instruction 476”, respectively);

(ii) the signing, by the Company, of all and any instruments necessary to carry out the Issuance, to assume the obligations arising from the Debentures and implement the Restricted Offering;

(iii) authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to perform all acts and adopt all necessary measures for the formalization of the Issuance, including, but not limited to, the signature of the Indenture (as defined below), the Restricted Offering distribution agreement, and all other documents related to the Issuance, as well as any amendments to such instruments; and

(iv) the hiring, among others, of the following service providers (1) financial institutions that are part of the securities distribution system responsible for structuring, coordinating and intermediating the distribution of Debentures, (2) legal advisors, (3) settling bank and bookkeeper, (4) institution responsible for Issuance’s risk classification, (5) Trustee and (6) any other institutions, establishing their respective fees.

5.       RESOLUTION: Starting the meeting, the members of the Board of Directors examined the items contained in the Agenda and resolved, unanimously and without reservations:

(i)	Authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the “Private Deed of the 2nd (Second) Issuance of Simple Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts, by Sendas Distribuidora S.A.” (“Indenture”), as well as the execution of the Issuance Deed, other Issuance documents and any amendments to such documents, by the Company’s directors and/or appointed proxies, pursuant to article 17, letter (h) of its Articles of Incorporation, regardless of additional approval to that effect at Shareholders’ Meeting.

(a)	Total Issuance Amount: the total Issuance amount shall be R$ 1,200,000,000.00 (one billion and two hundred million Reais), on the Issuance Date (as defined below);

(b)	Issuance Date: for all legal purposes and effects, the issuance date of the Debentures shall be defined in the Indenture (“Issuance Date”);

(c)	Number of Issuance: The Issuance shall be the Company’s second (2nd) issuance of Debentures.

(d)	Unit Par Value: the unit par value of Debentures, on Issuance Date, shall be R$1,000.00 (one thousand Reais) (“Unit Par Value”);

(e)	Series: the Issuance shall be made in up to 2 (two) series (“Series”);

(f)	Number of Debentures: 1,200,000 (one million and two hundred thousand) Debentures will be issued, and the number of Debentures to be allocated as first series Debentures (“First Series Debentures”) and/or as Debentures of second series (“Second Series Debentures”, and, together with the First Series Debentures, the Debentures), will be determined through the Bookbuilding Procedure, respecting the System of Communicating Vessels, provided that the effective issuance of the respective Series and the final amount of Debentures allocated, per series, will be formalized by means of an amendment to the Indenture, without the need, therefore, for corporate approval by the Company and/or the Debenture Holders. The effective number of Debentures can be freely allocated between the series themselves, without any minimum amount for any series, and any series may not be issued, depending on the result of the Bookbuilding Procedure;

(g)	Guarantees: the Debentures will not be secured by guarantees;

(h)	Effectiveness and Maturity Date: the First Series Debentures will have a term of validity of 5 (five) years as of the Issuance Date, with maturity on the date established in Indenture (“Maturity Date of the First Series Debentures”), except events of Optional Early Redemption of the totality of Debentures, Early Redemption Offering with the consequent cancellation of the totality of Debentures and Early Maturity. The Second Series Debentures will have a term of 7 (seven) years as of the Issuance Date, with maturity on the date established in the Indenture (“Maturity Date of the Second Series Debentures” and, together with the Maturity Date of the First Series Debentures, the “Maturity Dates”, except the events of Optional Early Redemption of the totality of the Debentures with the consequent cancellation of the totality of the Debentures and Early Maturity;

(i)	Conversion, Form and Debentures Ownership Confirmation: Debentures will be issued in registered and book-entry form, without the issuance of certificates or safeguards and will not be convertible into shares issued by the Company. Certificates representing Debentures will not be issued, pursuant to article 63, paragraph 2, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”). For all legal purposes and effects, the ownership of the Debentures shall be confirmed by the receipt provided by the Bookkeeper. Additionally, the statement in the name of the holders of the Debentures issued by B3 will be accepted as proof of ownership of Debentures held electronically in custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 (“B3”).

(j)	Type: Debentures will be unsecured, pursuant to article 58 of Brazilian Corporate Law;

(k)	Use of Proceeds: the funds raised through the Restricted Offering will be used by the Company for general uses, including cash increase. The Company shall send to the Trustee a statement on a letterhead signed by a legal representative, confirming the allocation of the Issuance funds, within 30 (thirty) calendar days as of the date of the effective allocation of all funds or on the Maturity Date, whichever comes first, and the Trustee may request from the Company all possible clarifications and additional documents that may be necessary;

(l)	Settlement Bank and Bookkeeper: the activitities of the settlement bank will be performed by Itaú Unibanco S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio Aranha, No. 100, Torre Olavo Setúbal, enrolled with the CNPJ under No. 60.701.190/0001-04 (“Settlement Bank”), whose definitions include any other institution that will succeed the Settlement Bank in the provision of services related to the Debentures. The activities of the bookkeeper will be performed by Itaú Corretora de Valores S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, part, enrolled with the CNPJ under No. 61.194.353/0001-64 (“Bookkeeper”), whose definitions include any other institution that will succeed the Bookkeeper in the provision of services related to the Debentures. The Bookkeeper will be responsible for carrying out the bookkeeping of the Debentures, among other responsibilities defined in the rules issued by CVM and B3;

(m)	Trustee: the Company shall indicate Pentágono S.A. Distribuidora de Títulos d Valores Mobiliários, financial institution headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, a Avenida das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304, Barra da Tijuca, Zip Code 22640-102, enrolled with CNPJ under No. 17.343.682/0001-38 (“Trustee”);

(n)	Compensation and Adjustment for Inflation: the Unit Par Value or the balance of the Unit Par Value, however the case may be, of the First Series Debentures shall not be subject to adjustment for inflation. As from the Date of the First Subscription and Payment (as defined below), the Debentures of First Series shall be subject to a compensation equivalent to the accumulated variation of one hundred percent (100%) of the daily average rates of the Interbank Deposit Rate (DI) of one day, over extra group, expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days (“DI Rate”), calculated and disclosed on a daily basis by B3, in the daily bulletin available in its website (http://www.b3.com.br), plus spread of one point seventy percent (1.70%) per year, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or the balance of the Unit Par Value, however the case may be, of the First Series Debentures, and paid at the end of each Capitalization Period of the First Series Debentures, as defined below, in conformity with the formula set forth in the Issuance Indenture (“First Series Compensation”);

The Unit Par Value or the respective balance of the Unit Par Value, however the case may be, of the Second Series Debentures shall not be subject to adjustment for inflation. As from the Date of the First Subscription and Payment, the Second Series Debentures shall be subject to the compensation corresponding to the accumulated variation of one hundred percent (100%) of the DI Rate, plus spread of one point ninety-five percent (1.95%) per year, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Second Series Debentures, payable at the end of each Capitalization Period of the Second Series Debentures, as defined below, in conformity with the formula set forth in the Indenture (“Second Series Compensation”);

(o)	Capitalization Period: for purposes of calculation of the Compensations, the “Capitalization Period” means the period that begins on the respective Date of the First Subscription and Payment, in relation to the first Capitalization Period, or on the respective immediately previous Compensation Payment Date, in relation to the other Capitalization Periods, and that ends on the date of the next payment of the respective Compensation of the period (exclusive). Each Capitalization Period of the respective series succeeds the previous period, not subject to continuity, until the Maturity Date;

(p)	Amortization of Unit Par Value: the Unit Par Value of the First Series Debentures or the balance of the unit par value of the First Series Debentures, however the case may be, shall be paid in two (2) annual installments, the first installment payable on the date defined in the Indenture, and the last installment payable on the Maturity Date of the First Series Debentures, in accordance with the table included in the Indenture, except for the events of Optional Early Redemption, Early Redemption Offering, Optional Extraordinary Amortization and Event of Early Maturity, however the case may be;

The Unit Par Value of the Second Series Debentures or the balance of the unit par value of the Second Series Debentures, however the case may be, shall be paid in two (2) annual installments, the first installment payable on the date defined in the Indenture, and the last installment payable on the Maturity Date of the Second Series Debentures, except for the events of Optional Early Redemption, Early Redemption Offering, Optional Extraordinary Amortization and Event of Early Maturity, however the case may be;

(q)	Placement and Distribution Plan: the Debentures shall be subject to the Restricted Offering directed exclusively to Professional Investors, as set forth in article 9-A, of CVM Instruction 539, of November 13, 2013 (“CVM Instruction 539”), as amended, in conformity with the distribution plan previously agreed between the Company, the intermediary institution of the Restricted Offering (“Lead Underwriter”) and other financial institutions comprising the securities distribution system participating in the Restricted Offering (in conjunction with the Lead Underwriter, the “Underwriters”). The Underwriters shall organize the placement of the total Debentures under the firm subscription guarantee system;

(r)	Deposit for Distribution, Trading and Electronic Custody: the Debentures shall be deposited for (i) distribution in the primary market through the Asset Distribution Module (MDA) (“MDA”), administered and operated by B3; and (ii) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), administered and operated by B3, which the distribution and the negotiations shall be financially traded and the Debentures are under the electronic custody of B3;

(s)	Subscription Price and Method of Payment: the payment of the Debentures in the primary market shall be performed in accordance with the procedures adopted by B3, in cash, in Brazilian reais, on the subscription date, subject to one or more subscriptions and payments, including goodwill or negative goodwill, to be defined, however the case may be, on the subscription date, provided that under the same conditions to all investors of the same series on each subscription and payment date. On the date of the first subscription and payment of the respective series (“Date of the First Subscription and Payment”), the Debentures shall be paid at the Unit Par Value. The other Debentures shall be paid at the Unit Par Value, plus the respective Compensation calculated proportionally, from the Date of the First Subscription and Payment to the respective subscription and payment date. All subscriptions and payments shall be performed during the distribution period, as set forth in articles 7–A and 8 of CVM Instruction 476;

(t)	Early Maturity: the First Series Debentures and the Second Series Debentures are subject to the Automatic Early Maturity Event and the Non-automatic Early Maturity Event, under the terms set forth in the Indenture;

(u)	Optional Early Redemption: the Company may: (i) in relation to the First Series Debentures, as from the date defined in the Indenture; and (ii) in relation to the Second Series Debentures, as from the date defined in the Indenture, redeem, at any time, the total Debentures of the respective series, by means of a notice submitted to all Debentureholders of the respective series, with a copy to the Trustee, or publication of the notice to all Debentureholders of the respective series, under the terms described in the Indenture, within ten (10) Business Days in advance from the event date (“Optional Early Redemption”), informing: (i) the date of the Optional Early Redemption, which must be a Business Day, and the respective series; and (ii) any other relevant information for the Debentureholders of the respective series. In the event of Optional Early Redemption, the payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the respective Compensation, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption, plus the Optional Early Redemption Premium, including interest and fines in arrears, if any. “Optional Early Redemption Premium”, is the premium of zero point forty percent (0,40%) per annum, calculated proportionally, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or the balance of the Unit Par Value of the respective series, plus the respective Compensation, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption, considering the number of Business Days between the Optional Early Redenption and the Maturity Date;

(v)	Optional Extraordinary Amortization: the Company may, in conformity with the terms and conditions set forth in the Indenture, (a) in relation to the First Series Debentures, as from the date defined in the Indenture; and (b) in relation to the Second Series Debentures, as from the date defined in the Indenture, at the Company’s exclusive discretion, and regardless of the intention of the Debentureholders, conduct the option amortization of the Unit Par Value of the First Series Debentures and the Second Series Debentures or the balance of the Unit Par Value of the First and Second Series Debentures, however the case may be, collectively or individually, upon payment of the portion of the Unit Par Value or the balance of the Unit Par Value of the respective series, plus the respective Compensation, calculated proportionally, from the Date of First Subscription and Payment or the respective last Compensation Payment Date, however the case may be, through the date of the effective advanced amortization, plus the Optional Amortization Premium, as well as compensatory fine and interest, if any (“Optional Amortization”). “Optional Amortization Premium” is the premium of zero point forty percent (0,40%) per annum calculated proportionally, based on two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or the balance of the Unit Par Value of the respective series, plus the respective Compensation, calculated proportionally from the respective Date of First Subscription and Payment or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Amortization, considering the number of Business Days between the Optional Amortization and the Maturity Date of the respective series. The Optional Amortization is limited to ninety eight percent of the Unit Par Value of the respective series;

(w)	Early Redemption Offering: the Company may perform, at its exclusive discretion, at any time as from the Issuance Date, the Early Redemption Offering of the total First Series Debentures and the Second Series Debentures, collectively or individually (“Early Redemption Offering”), in which case the Early Redemption Offering proposed by the Company shall be directed to all Debentureholders of the respective series, with a copy to the Trustee. The Early Redemption Offering shall be addressed to all Debentureholders, under the same conditions, for purposes of acceptance of the advanced redemption of the respective Debentures, in conformity with the terms and conditions set forth in the Indenture;

(x)	Optional Acquisition: the Company may, at any time, acquire, fully or partially, the Debentures, as set forth in article 55, paragraph 3, of the Brazilian Corporate Law, articles 13 and 15 of CVM Instruction 476, CVM Instruction 620, of March 17, 2020 (“CVM Instruction 620”) and CVM’s applicable regulation, which fact shall be included in the management report and financial statements (and/or quarterly financial information), as consolidated and audited (or subject to special review, however the case may be) by the Company. The Debentures purchased by the Company may, at Company's discretion, be canceled, held in treasury or be placed on the market again. The Debentures purchased by the Company to be held in treasury, if and when restored to the market, shall be entitled to the same Compensation applicable to other Debentures.

(y)	Renewal: the Debentures are not subject to scheduled renewal;

(z)	Charges in Arrears: in the event of failure in the payment, by the Company, of any amount payable to the holders of the Debentures, the overdue debts not paid by the Company, shall be, from the default date to the effective payment date, subject to, regardless of request, communication or judicial or extrajudicial request, in addition to the respective Compensation: (i) traditional fine, not subject to reduction and non-compensatory, of two percent (2%); and (ii) interest in arrears, at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default has taken place by virtue of any operational issue caused by third parties and provided that such issue has been resolved within one (1) Business Day after the default date;

(aa)	Payment Location: the payments in connection with the Debentures shall be performed by the Company through B3, in conformity with the procedures defined by B3, in the event the Debentures are under the electronic custody of B3, or by the Company, through the Bookkeeper, in the event the Debentures are not under the electronic custody of B3; and

(bb)	Extension of Terms: the terms shall be automatically extended for the payment of any obligation provided for in the Indenture up to the first subsequent business day in the event the maturity date is not a business day in the City of São Paulo, State of São Paulo, not subject to any addition to the amounts to be paid, except for the cases which payments shall be performed through B3, in which case the extension shall solely be authorized in the event the payment date is a national holiday, Saturday or Sunday.

(ii)	Enter into the documents necessary to the perfect implementation of the Issuance, as well as to assume the obligations resulting therefrom;

(iii)	Authorize the Board of Executive Officers and the Company’s other legal representatives to undertake all necessary acts for the implementation and documentation of the resolutions then adopted, including, but not limited to, discuss, negotiate and define the terms and conditions of the Issuance, as well as undertake all and any act and sign all and any document deemed necessary to the documentation of the Issuance, including, but not limited to, the Indenture and the distribution agreement of the Restricted Offering, as well as eventual amendments to such instruments. All acts undertaken by the Board of Executive Officers and the Company’s other legal representatives, in conformity with the approved provisions, are ratified.

(iv)	In addition, the Board of Executive Officers and the Company’s other legal representatives are authorized to engage, amongst others, the following service providers (a) financial institutions comprising the distribution system of marketable securities responsible for the structuring, coordination and intermediation of the distribution of the Debentures; (b) legal advisors; (c) liquidator and bookkeeper; (d) institution responsible for the risk rating of the Issuance; (e) Trustee; and (f) possible other institutions, including the definition of the respective fees.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, April 22, 2021 Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Jean Charles Henri Naouri

Chairman

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer